                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                                 (Rule 13d-101)
                                 AMENDMENT NO. 2

                    INFORMATION TO BE INCLUDED IN STATEMENTS
            FILED PURSUANT TO RULE 13(d)-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13(d)-2(a)

                                  DSL.net, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0005 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   262506 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

      J. Stephan Dolezalek                 Ellen B. Corenswet
      VantagePoint Venture Partners        Brobeck, Phleger & Harrison LLP
      1001 Bayhill Drive, Suite 300        1633 Broadway, 47th Floor
      San Bruno, California 94006          New York, NY 10019
      (650) 866-3100                       (212) 581-1600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 27, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /


                         (Continued on following pages)

CUSIP NO. 262506 10 8               SCHEDULE 13D              PAGE 2 OF 16 PAGES

  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       VANTAGEPOINT VENTURE PARTNERS III(Q), L.P.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) / / (b) /X/
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)
           WC; OO*
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)                                                          / /
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION                             DELAWARE
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER                                 0
    NUMBER OF
      SHARES
   BENEFICIALLY
     OWNED BY
    REPORTING
   PERSON WITH
                       ---------------------------------------------------------
                       8    SHARED VOTING POWER                    66,322,024**
                       ---------------------------------------------------------
                       9    SOLE DISPOSITIVE POWER                            0
                       ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER               66,322,024**
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                   66,322,024**
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                             / /
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                  51.06%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*                                             PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

* See Item 3 of this Schedule 13D/A for a description of the consideration paid by the Reporting Person with respect to certain of the shares beneficially owned by the Reporting Person.

** Includes (a) 1,361,037 shares of Common Stock, (b) shares of Series X
   Preferred Stock currently convertible into 59,411,111 shares of Common Stock and (c) warrants that may be exercised within the next 60 days to purchase 5,549,876 shares of Common Stock.

CUSIP NO. 262506 10 8               SCHEDULE 13D              PAGE 3 OF 16 PAGES

  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       VANTAGEPOINT VENTURE PARTNERS III, L.P.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) / / (b) /X/
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)
           WC; OO*
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)                                                          / /
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION                             DELAWARE
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER                                 0
    NUMBER OF
      SHARES
   BENEFICIALLY
     OWNED BY
    REPORTING
   PERSON WITH
                       ---------------------------------------------------------
                       8    SHARED VOTING POWER                     8,101,549**
                       ---------------------------------------------------------
                       9    SOLE DISPOSITIVE POWER                            0
                       ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER                8,101,549**
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                    8,101,549**
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                             / /
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                  11.12%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*                                             PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

* See Item 3 of this Schedule 13D/A for a description of the consideration paid by an affiliate of the Reporting Person with respect to certain of the shares beneficially owned by the Reporting Person.

** Includes (a) 168,218 shares of Common Stock, (b) shares of Series X Preferred
   Stock currently convertible into 7,255,555 shares of Common Stock and (c) warrants that may be exercised within the next 60 days to purchase 677,776 shares of Common Stock.

CUSIP NO. 262506 10 8               SCHEDULE 13D              PAGE 4 OF 16 PAGES

  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       VANTAGEPOINT COMMUNICATIONS PARTNERS, L.P.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) / / (b) /X/
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)
           WC; OO*
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)                                                          / /
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION                             DELAWARE
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER                                 0
    NUMBER OF
      SHARES
   BENEFICIALLY
     OWNED BY
    REPORTING
   PERSON WITH
                       ---------------------------------------------------------
                       8    SHARED VOTING POWER                    37,915,980**
                       ---------------------------------------------------------
                       9    SOLE DISPOSITIVE POWER                            0
                       ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER               37,915,980**
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                   37,915,980**
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                             / /
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                  42.47%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*                                             PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

* See Item 3 of this Schedule 13D/A for a description of the consideration paid by an affiliate of the Reporting Person with respect to certain of the shares beneficially owned by the Reporting Person.

** Includes (a) 13,562,330 shares of Common Stock, (b) shares of Series X
   Preferred Stock currently convertible into 22,222,222 shares of Common Stock and (c) warrants that may be exercised within the next 60 days to purchase 2,131,428 shares of Common Stock.

CUSIP NO. 262506 10 8               SCHEDULE 13D              PAGE 5 OF 16 PAGES

  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       VANTAGEPOINT VENTURE PARTNERS 1996, L.P.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) / / (b) /X/
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)
           WC; OO*
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)                                                          / /
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION                             DELAWARE
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER                                 0
    NUMBER OF
      SHARES
   BENEFICIALLY
     OWNED BY
    REPORTING
   PERSON WITH
                       ---------------------------------------------------------
                       8    SHARED VOTING POWER                    31,107,040**
                       ---------------------------------------------------------
                       9    SOLE DISPOSITIVE POWER                            0
                       ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER               31,107,040**
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                   31,107,040**
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                             / /
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                  34.85%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*                                             PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

* See Item 3 of this Schedule 13D/A for a description of the consideration paid by an affiliate of the Reporting Person with respect to certain of the shares beneficially owned by the Reporting Person.

** Includes (a) 6,781,164 shares of Common Stock, (b) shares of Series X
   Preferred Stock currently convertible into 22,222,222 shares of Common Stock and (c) warrants that are exercisable within the next 60 days to purchase 2,103,654 shares of Common Stock.

CUSIP NO. 262506 10 8               SCHEDULE 13D              PAGE 6 OF 16 PAGES

  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       VANTAGEPOINT ASSOCIATES, L.L.C.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) / / (b) /X/
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)
           WC; OO*
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)                                                          / /
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION                             DELAWARE
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER                                 0
    NUMBER OF
      SHARES
   BENEFICIALLY
     OWNED BY
    REPORTING
   PERSON WITH
                       ---------------------------------------------------------
                       8    SHARED VOTING POWER             31,107,040(**)(***)
                       ---------------------------------------------------------
                       9    SOLE DISPOSITIVE POWER                            0
                       ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER        31,107,040(**)(***)
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            31,107,040(**)(***)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                             / /
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                  34.85%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*                                             OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

* See Item 3 of this Schedule 13D/A for a description of the consideration paid by an affiliate of the Reporting Person with respect to certain of the shares beneficially owned by the Reporting Person.

** Includes (a) 6,781,164 shares of Common Stock, (b) shares of Series X Preferred Stock currently convertible into 22,222,222 shares of Common Stock and (c) warrants that are exercisable within the next 60 days to purchase 2,103,654 shares of Common Stock.

*** Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the securities reflected herein and declares that this Statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

CUSIP NO. 262506 10 8               SCHEDULE 13D              PAGE 7 OF 16 PAGES

  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       VANTAGEPOINT COMMUNICATIONS ASSOCIATES, LLC
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) / / (b) /X/
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)
           WC; OO*
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)                                                          / /
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION                             DELAWARE
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER                                 0
    NUMBER OF
      SHARES
   BENEFICIALLY
     OWNED BY
    REPORTING
   PERSON WITH
                       ---------------------------------------------------------
                       8    SHARED VOTING POWER             37,915,980(**)(***)
                       ---------------------------------------------------------
                       9    SOLE DISPOSITIVE POWER                            0
                       ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER        37,915,980(**)(***)
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            37,915,980(**)(***)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                             / /
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                  42.47%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*                                             OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

* See Item 3 of this Schedule 13D/A for a description of the consideration paid by an affiliate of the Reporting Person with respect to certain of the shares beneficially owned by the Reporting Person.

** Includes (a) 13,562,330 shares of Common Stock, (b) shares of Series X Preferred Stock currently convertible into 22,222,222 shares of Common Stock and (c) warrants that may be exercised within the next 60 days to purchase 2,131,428 shares of Common Stock.

*** Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the securities reflected herein and declares that this Statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

CUSIP NO. 262506 10 8               SCHEDULE 13D              PAGE 8 OF 16 PAGES

  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       VANTAGEPOINT VENTURE ASSOCIATES III, LLC
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) / / (b) /X/
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)
           WC; OO*
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)                                                          / /
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION                             DELAWARE
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER                                 0
    NUMBER OF
      SHARES
   BENEFICIALLY
     OWNED BY
    REPORTING
   PERSON WITH
                       ---------------------------------------------------------
                       8    SHARED VOTING POWER             74,423,573(**)(***)
                       ---------------------------------------------------------
                       9    SOLE DISPOSITIVE POWER                            0
                       ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER        74,423,573(**)(***)
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            74,423,573(**)(***)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                             / /
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                  54.00%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*                                             OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

* See Item 3 of this Schedule 13D/A for a description of the consideration paid by an affiliate of the Reporting Person with respect to certain of the shares beneficially owned by the Reporting Person.

** Includes (a) 1,529,255 shares of Common Stock, (b) shares of Series X Preferred Stock currently convertible into 66,666,666 shares of Common Stock and (c) warrants that may be exercised within the next 60 days to purchase 6,227,652 shares of Common Stock.

*** Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the securities reflected herein and declares that this Statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

CUSIP NO. 262506 10 8               SCHEDULE 13D              PAGE 9 OF 16 PAGES

  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       JAMES D. MARVER
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) / / (b) /X/
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)
           WC; OO*
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)                                                          / /
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION                        UNITED STATES
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER                         244,411**
    NUMBER OF
      SHARES
   BENEFICIALLY
     OWNED BY
    REPORTING
   PERSON WITH
                       ---------------------------------------------------------
                       8    SHARED VOTING POWER          143,446,593(***)(****)
                       ---------------------------------------------------------
                       9    SOLE DISPOSITIVE POWER                    244,411**
                       ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER     143,446,593(***)(****)
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                       143,691,004(****)(*****)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                             / /
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                  76.99%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*                                             IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

* See Item 3 of this Schedule 13D/A for a description of the consideration paid by an affiliate of the Reporting Person with respect to certain of the shares beneficially owned by the Reporting Person.

** Includes options that may be exercised within the next 60 days to purchase 111,111 shares of Common Stock.

*** Includes (a) 21,872,749 shares of Common Stock, (b) shares of Series X Preferred Stock currently convertible into 111,111,110 shares of Common Stock and (c) warrants that may be exercised within the next 60 days to purchase 10,462,734 shares of Common Stock.

**** Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the securities reflected herein and declares that this Statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

***** Includes (a) options that may be exercised within the next 60 days to purchase 111,111 shares of Common Stock, (b) 22,006,049 shares of Common Stock, (c) shares of Series X Preferred Stock currently convertible into 111,111,110 shares of Common Stock and (d) warrants that may be exercised within the next 60 days to purchase 10,462,734 shares of Common Stock.

CUSIP NO. 262506 10 8               SCHEDULE 13D             PAGE 10 OF 16 PAGES

  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       ALAN E. SALZMAN
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) / / (b) /X/
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)
           WC; OO*
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)                                                          / /
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION                        UNITED STATES
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER                                 0
    NUMBER OF
      SHARES
   BENEFICIALLY
     OWNED BY
    REPORTING
   PERSON WITH
                       ---------------------------------------------------------
                       8    SHARED VOTING POWER            143,446,593(**)(***)
                       ---------------------------------------------------------
                       9    SOLE DISPOSITIVE POWER                            0
                       ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER       143,446,593(**)(***)
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                           143,446,593(**)(***)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                             / /
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                  76.91%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*                                             IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

* See Item 3 of this Schedule 13D/A for a description of the consideration paid by an affiliate of the Reporting Person with respect to certain of the shares beneficially owned by the Reporting Person.

** Includes (a) 21,872,749 shares of Common Stock, (b) shares of Series X Preferred Stock currently convertible into 111,111,110 shares of Common Stock and (c) warrants that may be exercised within the next 60 days to purchase 10,462,734 shares of Common Stock.

*** Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the securities reflected herein and declares that this Statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

ITEM 1.   SECURITY AND ISSUER.

          This statement on Schedule 13D/A (the "STATEMENT") relates to warrants (the "WARRANTS") that may be exercised within the next 60 days to purchase shares of common stock, par value $0.0005 per share (the "COMMON STOCK"), of DSL.net, Inc., a Delaware corporation (the "COMPANY"). The principal executive offices of the Company are located at 545 Long Wharf Drive, 5th Floor, New Haven, Connecticut 06511.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a), (b), (c) and (f).

          This Statement is filed by (1) VantagePoint Venture Partners 1996, LP ("VPVP 1996 LP"), (2) VantagePoint Communications Partners, LP ("VP COMMUNICATIONS LP"), (3) VantagePoint Venture Partners III (Q), LP ("VPVP Q LP"), (4) VantagePoint Venture Partners III, LP ("VPVP III LP" and together with VPVP 1996 LP, VP Communications LP, VPVP Q LP, the "VANTAGEPOINT LPS"), (5) VantagePoint Associates, LLC ("VP ASSOCIATES LLC"), (6) VantagePoint Communications Associates, LLC ("VP COMMUNICATIONS LLC"), (7) VantagePoint Venture Associates III, LLC ("VPV ASSOCIATES III LLC"), (8) James D. Marver and
(9) Alan E. Salzman. Messrs. Marver and Salzman, together with the VantagePoint LPs, VP Associates LLC, VP Communications LLC and VPV Associates III LLC are hereinafter referred to as the "REPORTING PERSONS."

          VPVP 1996 LP is a Delaware limited partnership with VP Associates LLC as its general partner. VP Communications LP is a Delaware limited partnership with VP Communications LLC as its general partner. VPVP Q LP and VPVP III LP are Delaware limited partnerships with VPV Associates III LLC as their general partner. James D. Marver and Alan E. Salzman are managing members of VP Associates LLC, VP Communications LLC and VPV Associates III LLC, all of which are Delaware limited liability companies. The principal business of the Reporting Persons is to provide early stage venture capital financing and active assistance to information technology companies. The address of each of the Reporting Persons is 1001 Bayhill Drive, Suite 300, San Bruno, California 94066. Each of Messrs. Marver and Salzman are citizens of the United States.

          In connection with the sale by the Company of series Y convertible preferred stock, par value $0.001 per share (the "SERIES Y PREFERRED STOCK") to a group of investors (the "SERIES Y INVESTORS"), the VantagePoint LPs entered into the following agreements with the Company and the Series Y Investors: (1) the Stockholders Agreement dated December 24, 2001 (the "STOCKHOLDERS AGREEMENT"); (2) the VantagePoint Voting Agreement dated December 24, 2001 (the "VANTAGEPOINT VOTING AGREEMENT"); and (3) the Series Y Investors Voting Agreement dated December 24, 2001 (the "SERIES Y INVESTORS VOTING AGREEMENT," and together with the VantagePoint Voting Agreement, the "VOTING AGREEMENTS") attached as Exhibits 99.02, 99.03 and 99.04, respectively, to the Form 8-K filed by the Company with the Securities and Exchange Commission ("SEC") on January 10, 2002 (the "FORM 8-K"). The Voting Agreements terminated in accordance with their terms on May 29, 2002, the date of the annual meeting of the stockholders of the Company. By virtue of the Stockholders Agreement, (i) the VantagePoint

                               Page 11 of 16 Pages

LPs and the Series Y Investors have agreed to vote their shares of Series X Preferred Stock, Series Y Preferred Stock and Common Stock with respect to certain matters further described in Items 5 and 6 below and (ii) may be deemed to be a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT") that is composed of each of the Reporting Persons and the reporting persons (as specified below, the "SERIES Y GROUP") identified in the Schedule 13D filed by the Series Y Group with the SEC on January 7, 2002 (the "SERIES Y SCHEDULE 13D"). Each Reporting Person hereby expressly disclaims beneficial ownership of the shares of Series Y Preferred Stock and any shares of Common Stock into which the Series Y Preferred Stock is or becomes convertible, and any other equity securities of the Company, held by the Series Y Group and the affiliates of members of the Series Y Group described in Item 4 below. Each of the Reporting Persons, other than the VantagePoint LPs, expressly disclaims beneficial ownership of the shares of capital stock of the Company owned by all other Reporting Persons. Reference is made to the Series Y Schedule 13D, as amended from time to time, for additional information relating to the Series Y Group. Based on the Series Y Schedule 13D, the Series Y Group consists of the following: (1) Columbia Capital Equity Partners III (QP), L.P. a Delaware limited partnership, (2) Columbia Capital Equity Partners II
(QP), L.P., a Delaware limited partnership, (3) Columbia Cardinal Partners, LLC, a Virginia limited liability company, (4) Columbia Broadslate Partners, LLC, a Virginia limited liability company, (5) Columbia Capital Equity Partners III (AI), L.P., a Delaware limited partnership, (6) Columbia Capital Equity Partners, III, L.P., a Delaware partnership, (7) Columbia Capital Equity Partners, L.L.C., a Delaware limited liability company, (8) Columbia Capital, L.L.C., a Delaware limited liability company, (9) Columbia Capital III, LLC, a Delaware limited liability company, (10) Harry F. Hopper, III, a United States citizen, (11) James B. Fleming, Jr., a United States citizen,
(12) R. Philip Herget, III, a United States citizen, (13) The Lafayette Investment Fund, L.P., a Delaware limited partnership, (14) Lafayette Investment Partners, L.P., a Delaware limited partnership, (15) Lafayette Private Equities, Inc., a Delaware corporation, (16) Charles River Partnership X, A Limited Partnership, a Delaware limited partnership, (17) Charles River Partnership X-A, A Limited Partnership, a Delaware limited partnership, (18) Charles River X GP, LLC, a Delaware limited liability company, (19) Charles River Friends X-B, LLC, a Delaware limited liability company, (20) Charles River Friends, Inc., a Delaware corporation, (21) Charles River Friends X-C, LLC, a Delaware limited liability company, (22) N.I.G. Broadslate, Ltd., a Cayman Islands company with limited liability, and
(23) George Nasra, a resident of Kuwait.

     (d) and (e).

          During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The consideration paid for the Warrants as reported in Item 4 below was the execution and delivery by VPVP Q LP to Fleet National Bank ("FLEET") of a guaranty (the "VPVP GUARANTY") of up to

                               Page 12 of 16 Pages

$5,000,000 of principal amount of the Company's obligation under the Credit Facility, as defined in Item 4 below, with Fleet, and certain services in connection therewith.

          Under the terms of the Reimbursement Agreement, dated December 27, 2002 (the "REIMBURSEMENT AGREEMENT"), by and among the Company, the guarantors listed on the signature pages thereto (the "GUARANTORS"), and VPVP Q LP for itself and as administrative agent for the Guarantors, in the event that the Company does not borrow any loans under the Credit Facility on or before March 31, 2003, then the Credit Facility shall terminate automatically on March 31, 2003 pursuant to its terms and all Guaranties, as defined in
Item 4 below, shall automatically terminate on March 31, 2003 pursuant to their respective terms (the "TERMINATION EVENT"). In the event of a Termination Event, (i) VPVP Q LP's rights and obligations under each operative transaction document to which it is a party shall automatically terminate and it shall be deemed released from such document and (ii) the Warrants shall be deemed terminated as of the date of such Termination Event.

ITEM 4.   PURPOSE OF TRANSACTION.

          WARRANT TRANSACTION. On December 27, 2002, VPVP Q LP and the
Columbia Guarantors, as defined below, entered into guaranties (collectively, as amended and in effect from time to time, the "GUARANTIES" and each, including the VPVP Guaranty, a "GUARANTY") in an aggregate amount of up to $6,100,000 to support the obligations of the Company under a Revolving Credit and Term Loan Agreement, dated as of December 13, 2002 (as amended and in effect from time to time, the "CREDIT FACILITY"), by and between the Company and Fleet. The VPVP Guaranty was in the amount of $5,000,000. Under the terms of the Reimbursement Agreement it is contemplated that the Additional Guarantors, as defined below, may enter into guaranties (the "ADDITIONAL GUARANTIES") with Fleet in an aggregate amount of an additional $630,000, thereby entitling them to warrants as specified in the Reimbursement
Agreement and further described below. Based on information provided to the Reporting Persons in connection with this Statement, the COLUMBIA GUARANTORS consist of the following entities: (1) Columbia Capital Equity Partners II
(QP), LP, (2) Columbia Capital Equity Partners II (Cayman), LP, (3) Columbia Capital Equity Partners II LP, (4) Columbia Capital Equity Partners III (QP), LP, (5) Columbia Capital Equity Partners III (Cayman), LP, (6) Columbia
Capital Equity Partners III, (AI), LP[, (7) Columbia Capital Investors, LLC and (8) Columbia Capital Investors III, LLC]. Based on the Reimbursement Agreement, the ADDITIONAL GUARANTORS consist of the following entities: (1) The Lafayette Investment Fund, L.P., (2) Charles River Partnership X, a Limited Partnership, (3) Charles River Partnership X-A, a Limited Partnership, (4) Charles River Friends X-B, LLC and (5) Charles River Friends X-C, LLC.

          As consideration for the issuance of the Guaranties, the Company entered into the Reimbursement Agreement, which provides for the reimbursement by the Company to the Guarantors of any amounts drawn by Fleet under their respective Guaranties or Additional Guaranties. In addition, the obligations of each of the Guarantors that is or may become a party to the Reimbursement Agreement are secured by a Security Agreement, dated December 27, 2002, executed by the Company and certain of its subsidiaries in favor of VPVP Q LP, as administrative agent, for itself and the benefit of the Guarantors. The obligations under the Reimbursement Agreement are also guarantied by certain of the subsidiaries of the Company pursuant to a Subsidiary Guaranty, dated as of December 27, 2002. The Company also issued warrants to purchase shares of its Common Stock to the Guarantors as consideration for the Guaranties, including the Warrants held by the Reporting Persons. The Warrants held by the VantagePoint LPs are exercisable in accordance with their terms for up to an aggregate of 10,379,420 shares of Common Stock of the Company, subject to their termination as described in
Item 3 above.

          Pursuant to the Reimbursement Agreement, if the Additional Guarantors enter into Additional Guaranties on or before January 31, 2003 with Fleet to guarantee the Company's obligations under the Credit Facility, then each Additional Guarantor, on the date of execution of its Additional Guaranty, shall be issued a warrant to purchase shares of the Company's Common Stock as specified in the Reimbursement Agreement. As of the date hereof, such Additional Guaranties have not been entered into and such additional warrants have not been issued. Each Additional Guarantor that is entitled to receive a warrant pursuant to the Reimbursement Agreement will receive the right to purchase that number of shares equal to its ratable share of 10,000,000 shares of the Company's Common Stock as set forth on
Schedule 3 to the Reimbursement Agreement, which is included as an Exhibit to this Amendment. If all Additional Guarantors enter into the Additional Guaranties, their warrants shall be exercisable for an aggregate of 936,107 shares (the "ADDITIONAL SHARES") of the Company's Common Stock. To the extent that warrants to purchase all of the Additional Shares have not been issued as of January 31, 2003, then no later than February 4, 2003, the Company shall issue an additional warrant to each Guarantor and/or its designees, including VPVP Q LP (other than the Additional Guarantors that have not entered into an Additional Guaranty), to purchase such Guarantor's or Additional Guarantor's, as the case may be, ratable share of the number of shares of Common Stock that is the difference between 10,000,000 and the number of shares of Common Stock subject to all warrants issued by the Company pursuant to the Reimbursement Agreement.

          Series X Convertible Preferred Stock Transaction. Pursuant to the Series X Convertible Preferred Stock Purchase Agreement, dated November 14, 2001 (the "SERIES X PURCHASE AGREEMENT," which was filed as Exhibit B to the
Schedule 13D filed by the Reporting Persons with the SEC on November 26,
2001), by and among the Company and the VantagePoint LPs, the VantagePoint LPs agreed to purchase an aggregate of 6,000 shares of Series X Preferred Stock at an initial closing, and up to an aggregate of an additional 14,000 shares of Series X Preferred Stock from the Company at subsequent closings as described in the Purchase Agreement, for a purchase price of $1,000 per share. The 6,000 shares of Series X Preferred Stock purchased at the initial closing, which occurred on November 14, 2001, are initially convertible into an aggregate of 33,333,333 shares of Common Stock. The 4,000 shares of Series X Preferred Stock purchased at the second closing, which occurred on December 12, 2001, are initially convertible into 22,222,222 shares of Common Stock. The 10,000 shares of Series X Preferred Stock purchased at the third closing, which occurred on March 1, 2002, are initially convertible into 55,555,555 shares of Common Stock, for a total number of shares issuable under the Purchase Agreement of 111,111,111.

          Pursuant to the Company's Certificate of Designation of the Series X Preferred Stock (the "SERIES X DESIGNATION"), so long as at least 50% of the Series X Preferred Stock issued pursuant to the Series X Purchase Agreement remains outstanding, the holders of Series X Preferred Stock, voting as a separate series, are entitled to elect a majority of the directors of the Company. Pursuant to the Stockholders Agreement, the VantagePoint LPs and the Series Y Investors have agreed to vote the shares of Capital Stock owned by them in favor of certain director designees, as more fully described in Item 6 of this Statement.

          All references to the Stockholders Agreement are qualified in their entirety by the full text of such agreement, which is filed as Exhibit 99.02 to the Form 8-K and incorporated by reference in this Statement.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b).

          (i) The information of Items 1 and 7 through 11 on pages 2 through 10 of this Statement is incorporated by reference in this Statement.

          (ii) Based upon information provided by the Series Y Investors in the Series Y Schedule 13D and including the sale of the full amount of additional shares of Series Y Preferred Stock contemplated by the Series Y Schedule 13D subsequent to the date on which the Series Y

                               Page 13 of 16 Pages

Schedule 13D was filed, the members of the Series Y Group beneficially own, collectively, 15,000 shares of Series Y Preferred Stock, convertible into 30,000,000 shares of the Company's Common Stock and representing the right to 14,677,500 votes on a Common Stock equivalent basis. With respect to those matters on which they vote together under the Stockholders Agreement, the shares of capital stock held by the Reporting Persons and the Series Y Investors constitute 78.9% of the voting power represented by all shares of Common Stock outstanding (including for this purpose (1) the shares of Series X Preferred Stock and Series Y Preferred Stock currently held by the Reporting Persons and the Series Y Investors, (2) 83,314 shares of Common Stock issuable upon the exercise of warrants held by certain of the VantagePoint LPs and (3) an aggregate of 12,950,000 shares of Common Stock issuable upon the exercise of warrants held by the VantagePoint LPs and certain other entities, as described in Item 4 above). By virtue of the Stockholders Agreement, the VantagePoint LPs and the Series Y Investors may be deemed to a group (within the meaning of Section 13(d) of the Exchange
Act) that is comprised of each Reporting Person and each member of the Series Y Group. Each Reporting Person hereby expressly disclaims beneficial ownership of the shares of Series Y Preferred Stock and any shares of Common Stock into which the Series Y Preferred Stock is or becomes convertible, and any other equity securities of the Company, held by the Series Y Group and the affiliates of members of the Series Y Group described in Item 4 above. Each of the Reporting Persons, other than the VantagePoint LPs, expressly disclaims beneficial ownership of the shares of capital stock of the Company owned by all other Reporting Persons.

     (c). None of the Reporting Persons has effected any transactions in the class of securities reported on this Statement since January 14, 2002, the date on which the Schedule 13D/A amending the Schedule D filed with the SEC on November 26, 2001 was filed with the SEC, except for the purchase of shares of Series X Preferred Stock on March 1, 2002, as described in Item 4 above.

     (d) and (e).

          Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Except as described in this Statement, none of the Reporting Persons has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

          The Stockholders Agreement provides the following:

          Governance Provisions. Pursuant to Section 1.1 of the Stockholders Agreement, the Company's Board of Directors is fixed at no greater than eight members, comprised as follows: (1) two are designated representatives of the VantagePoint LPs (the "VANTAGEPOINT DIRECTORS"), (2) one additional representative (the "ADDITIONAL VP DIRECTOR") of VantagePoint,

                               Page 14 of 16 Pages
who must initially be unaffiliated with the VantagePoint LPs and approved by the holders of at least a majority of the outstanding shares of Series Y Preferred Stock, which Additional VP Director shall be one of the four directors elected by the holders of the Series X Preferred Stock, voting as a separate series, in accordance with the Series X Designation, (3) so long as at least 4,000 shares of Series Y Preferred Stock are outstanding, one designated representative of the holders of at least a majority of the outstanding shares of Series Y Preferred Stock (the "SERIES Y DIRECTOR"), who shall be one of the four directors elected by the holders of the Series X Preferred Stock, (4) the Company's Chief Executive Officer (the "CEO DIRECTOR"); and (5) two or more independent directors, who shall be nominated by the Company's nominating committee and none of whom shall be an affiliate of any VantagePoint LP or any Series Y Investor (the "INDEPENDENT DIRECTORS"). The VantagePoint LPs and the Series Y Investors are required to vote their shares of capital stock in favor of the foregoing board composition.

          Creation of Senior or Pari Passu Securities. Pursuant to Section 2.1 of the Stockholders Agreement, for so long as at least 3,750 shares of Series Y Preferred Stock are outstanding, without the prior written approval of at least a majority of the then outstanding shares of Series Y Preferred Stock, the VantagePoint LPs shall not vote their shares of capital stock of the Company to authorize or issue, or obligate the Company to issue, (i) any other equity security, including any other security convertible into or exercisable for any equity security, having rights, preferences or privileges senior to the Series Y Preferred Stock or (ii) prior to June 28, 2002, any other equity security, including any other security convertible into or exercisable for any equity security, having rights, preferences or privileges pari passu with the Series Y Preferred Stock.

          Change of Control. Pursuant to Section 2.2 of the Stockholders Agreement, prior to June 28, 2002, without the prior written approval of at least a majority of the then outstanding shares of Series Y Preferred Stock, the VantagePoint LPs shall not vote their shares of capital stock of the Company to authorize the Company to consummate a change of control transaction, or to dissolve, liquidate or wind up the Company, unless in such transaction or series of transactions each share of Series Y Preferred Stock, calculated on an as-if-converted-to-common stock basis (as adjusted for stock splits, stock dividends, recapitalizations or the like affecting the Common Stock), is entitled to receive (A) no less than $1.00 in cash, (B) freely marketable securities with the fair market value equal to at least $1.00 per share (determined in accordance with Section 2(c)(ii) of the Series Y Certificate of Designation), or (C) cash and such securities with a combined value equal to at least $1.00. Pursuant to Section 2.3 of the Stockholders Agreement, Sections 2.1 and 2.2 of the Stockholders Agreement terminate upon automatic conversion of both the Series X Preferred Stock and Series Y Preferred Stock in accordance with the Company's Certificate of Incorporation.

          Registration Rights. Article III of the Stockholders Agreement sets forth certain registration rights between the Company, the VantagePoint LPs and the Series Y Investors. Commencing July 1, 2001, one or more holders of at least 50% of the shares held by the stockholders who are parties to the Stockholders Agreement are entitled to demand registration with respect to their Common Stock. These rights are subject to the Company's right to defer the timing of a demand registration and an underwriter's right to cut back shares in an underwritten offering. In addition to these demand rights, parties to the Stockholders Agreement are entitled

                               Page 15 of 16 Pages
to "piggy back" registration rights with respect to certain proposed sales of the Company's securities.

          The description of the Stockholders Agreement in this Statement is qualified in its entirety by the full text of such agreement which is attached as Exhibit 99.02 to the Form 8-K and is incorporated by reference in this Statement.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          The following documents are filed as exhibits:

          A.    Agreement of Joint Filing, dated as of November 21, 2001.*

          B. Series X Preferred Stock Purchase Agreement, dated November 14, 2001, by and among DSL.net, Inc. and the investors listed on SCHEDULE A thereto.*

          C. Reimbursement Agreement, dated as of December 27, 2002, by and among DSL.net, Inc., the guarantors identified on the signature pages thereto and VantagePoint Venture Partners III (Q), L.P.

          D. Form of Warrant issued by DSL.net, Inc. pursuant to the terms of the Reimbursement Agreement.

          E. Guaranty, dated as of December 27, 2002, by VantagePoint Venture Partners III (Q), L.P. in favor of Fleet National Bank.

          F. Security Agreement, dated as of December 27, 2002, by and among DSLinet, Inc., certain of its subsidiaries and Vantage Point Venture Partners III (Q), L.P., as administrative agent for itself and the other Guarantors which are or may become parties to the Reimbursement Agreement.

          G. Subsidiary Guaranty, dated as of December 27, 2002, by certain subsidiaries of DSL.net, Inc., in favor of VantagePoint Venture Partners III (Q), L.P., as administrative agent for itself and the other Guarantors which are or may become parties to the Reimbursement Agreement.


* Previously filed as Exhibit to Schedule 13D filed with the SEC on November 26, 2001.

                               Page 16 of 16 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2003

                             VANTAGEPOINT VENTURE PARTNERS III(Q), L.P.

                             By: VantagePoint Venture Associates III, L.L.C. its general partner


                             By: /s/ James D. Marver
                                -----------------------------------
                             Name: James D. Marver,
                             Managing Member


                             VANTAGEPOINT VENTURE PARTNERS III, L.P.

                             By: VantagePoint Venture Associates III, L.L.C. its general partner


                             By: /s/ James D. Marver
                                -----------------------------------
                             Name: James D. Marver,
                             Managing Member


                             VANTAGEPOINT COMMUNICATIONS PARTNERS, L.P.

                             By: VantagePoint Communications Associates, L.L.C. its general partner


                             By: /s/ James D. Marver
                                -----------------------------------
                             Name: James D. Marver,
                             Managing Member


                             VANTAGEPOINT VENTURE PARTNERS 1996, L.P.

                             By: VantagePoint Associates, L.L.C.
                             its general partner


                             By: /s/ James D. Marver
                                -----------------------------------
                             Name: James D. Marver,
                             Managing Member

                             VANTAGEPOINT VENTURE ASSOCIATES III, L.L.C.


                             By: /s/ James D. Marver
                                -----------------------------------
                             Name: James D. Marver,
                             Managing Member


                             VANTAGEPOINT COMMUNICATIONS ASSOCIATES, L.L.C.


                             By: /s/ James D. Marver
                                -----------------------------------
                             Name: James D. Marver,
                             Managing Member


                             VANTAGEPOINT ASSOCIATES III, L.L.C.


                             By: /s/ James D. Marver
                                -----------------------------------
                             Name: James D. Marver,
                             Managing Member

                             /s/ James D. Marver
                             -------------------------------
                             James D. Marver

                             /s/ Alan E. Salzman
                             -------------------------------
                             Alan E. Salzman